Exhibit 99.1

Press Release
Descartes Announces Fiscal 2026 Fourth Quarter and Annual Financial Results
Record Revenues and Income from Operations
WATERLOO, Ontario and ATLANTA, Georgia, March 11, 2026 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2026 fourth quarter (Q4FY26) and year (FY26) ended January 31, 2026. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"Our business performed ahead of our plans for both the fourth quarter and full fiscal year," said Edward J. Ryan, Descartes' CEO. "Our customers continue to face tariff uncertainty, both in the future tariff landscape and the potential recovery of some previously-paid tariffs. A rapidly changing geopolitical landscape also continues to impact shipping and supply chains. These conditions and uncertainty contribute to forecasting, pricing, planning and execution challenges for shippers, carriers and logistics services providers alike. Descartes' Global Logistics Network continues to be the supply chain community's critical source of timely, accurate and reliable data and solutions to fuel AI and decision making in these complex market conditions."

FY26 Financial Results
As described in more detail below, key financial highlights for Descartes’ FY26 included:
•	Revenues of $729.0 million, up 12% from $651.0 million in the same period a year ago (FY25);
•
Revenues were comprised of services revenues of $677.2 million (93% of total revenues), professional services and other revenues of $49.3 million (7% of total revenues) and license revenues of $2.5 million (less than 1% of total revenues). Services revenues were up 15% from $590.2 million in FY25;

•
Cash provided by operating activities of $266.2 million, up 21% from $219.3 million in FY25. Cash provided by operating activities was impacted by the following: (i) in FY26 by the payment of $6.5 million in personnel departure amounts; and (ii) in FY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;

•	Income from operations of $210.0 million, up 16% from $181.1 million in FY25;
•	Net income of $163.8 million, up 14% from $143.3 million in FY25. Net income as a percentage of revenues was 22%, consistent with FY25;
•	Earnings per share on a diluted basis of $1.87, up 14% from $1.64 in FY25; and
•	Adjusted EBITDA of $329.5 million, up 16% from $284.7 million in FY25. Adjusted EBITDA as a percentage of revenues was 45%, compared to 44% in FY25.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	1

considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY26 and FY25 (dollar amounts in millions):

	FY26	FY25
Revenues	729.0	651.0
Services revenues	677.2	590.2
Gross margin	77%	76%
Cash provided by operating activities*	266.2	219.3
Income from operations	210.0	181.1
Net income	163.8	143.3
Net income as a % of revenues	22%	22%
Earnings per diluted share	1.87	1.64
Adjusted EBITDA	329.5	284.7
Adjusted EBITDA as a % of revenues	45%	44%
* Cash provided by operating activities was impacted by the following: (i) in FY26 by the payment of $6.5 million in personnel departure amounts; and (ii) in FY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition

Q4FY26 Financial Results
As described in more detail below, key financial highlights for Q4FY26 included:
•	Revenues of $192.8 million, up 15% from $167.5 million in the fourth quarter of fiscal 2025 (Q4FY25) and up 3% from $187.7 million in the previous quarter (Q3FY26);
•
Revenues were comprised of services revenues of $180.1 million (93% of total revenues), professional services and other revenues of $12.6 million (7% of total revenues) and license revenues of $0.1 million (less than 1% of total revenues). Services revenues were up 15% from $156.5 million in Q4FY25 and up 4% from $173.7 million in Q3FY26;

•	Cash provided by operating activities of $75.9 million, up 25% from $60.7 million in Q4FY25 and up 3% from $73.4 million in Q3FY26;
•	Income from operations of $59.0 million, up 25% from $47.1 million in Q4FY25 and up 4% from $56.6 million in Q3FY26;
•	Net income of $45.6 million, up 22% from $37.4 million in Q4FY25 and up 4% from $43.9 million in Q3FY26. Net income as a percentage of revenues was 24%, compared to 22% in Q4FY25 and 23% in Q3FY26;
•	Earnings per share on a diluted basis of $0.52, up 21% from $0.43 in Q4FY25 and up 4% from $0.50 in Q3FY26; and
•	Adjusted EBITDA of $88.7 million, up 18% from $75.0 million in Q4FY25 and up 4% from $85.5 million in Q3FY26. Adjusted EBITDA as a percentage of revenues was 46%, compared to 45% in Q4FY25 and 46% in

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	2

Q3FY26, respectively.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY26	Q3 FY26	Q2 FY26	Q1 FY26	Q4 FY25
Revenues	192.8	187.7	179.8	168.7	167.5
Services revenues	180.1	173.7	166.8	156.6	156.5
Gross margin	78%	77%	77%	76%	76%
Cash provided by operating activities	75.9	73.4	63.3	53.6	60.7
Income from operations	59.0	56.6	48.2	46.2	47.1
Net income	45.6	43.9	38.0	36.2	37.4
Net income as a % of revenues	24%	23%	21%	21%	22%
Earnings per diluted share	0.52	0.50	0.43	0.41	0.43
Adjusted EBITDA	88.7	85.5	80.2	75.1	75.0
Adjusted EBITDA as a % of revenues	46%	46%	45%	45%	45%

Cash Position
At January 31, 2026, Descartes had $356.5 million in cash. Cash increased by $77.7 million in Q4FY26 and increased by $120.4 million in FY26. The table set forth below provides a summary of cash flows for Q4FY26 and FY26 in millions of dollars:

	Q4FY26	FY26
Cash provided by operating activities	75.9	266.2
Additions to property and equipment	(1.4)	(5.7)
Acquisitions of subsidiaries, net of cash acquired	-	(151.6)
Issuances of common shares, net of issuance costs	2.8	14.1
Payment of withholding taxes on net share settlements	-	(6.5)
Payment of contingent consideration	(0.5)	(1.7)
Repurchase of common shares for cash, including purchasing costs	(0.9)	(0.9)
Effect of foreign exchange rate on cash	1.8	6.5
Net change in cash	77.7	120.4
Cash, beginning of period	278.8	236.1
Cash, end of period	356.5	356.5

Normal Course Issuer Bid
Descartes commenced a normal course issuer bid (“NCIB”) on December 11, 2025 to purchase up to approximately 8.6 million common shares in the open market for cancellation. Under the NCIB, Descartes is permitted to repurchase for cancellation, at its discretion on or before December 10, 2026, up to 10% of the

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	3

“public float” (calculated in accordance with the rules of the Toronto Stock Exchange (“TSX”)) of Descartes’ issued and outstanding common shares. Any purchases under the NCIB will be subject to the terms and limitations applicable to such NCIB and will be made through the facilities of the TSX, Nasdaq, other designated exchanges and/or alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators. As of January 31, 2026, we have repurchased and cancelled 10,500 of our common shares under the NCIB for an aggregate cost of $0.9 million (CAD 1.2 million), including costs associated with the offer.

Completes Acquisition of OrderMine
On March 11, 2026, Descartes acquired Utordo Ltd., doing business as OrderMine, a UK-based provider of AI-powered forecasting and demand planning solutions designed to support ecommerce businesses across their growth lifecycle. The purchase price for the acquisition was approximately $2.3 million (GBP 1.8 million), which was funded from cash on hand, plus potential performance-based contingent consideration of up to $1.0 million (GBP 0.8 million) based on OrderMine achieving revenue-based targets over the first two years post-acquisition.

CFO Transition
On December 3, 2025, Descartes announced that Edward Gardner would succeed Allan Brett as Descartes’ Chief Financial Officer. Mr Gardner’s appointment is effective March 12, 2026. Mr. Brett will continue his employment with Descartes in a senior advisory role to the executive team.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, March 11, 2026. Designated numbers are +1 289 514 5100 or Toll-Free for North America at +1 800 717 1738, using conference ID 56287.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. A phone conference dial-in or webcast log-in is required approximately 10 minutes before the start.

Replays of the conference call will be available until Wednesday, March 18, 2026, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 56287#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.
About Descartes
Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (“GLN”). Shippers, carriers, and logistics service providers connect and collaborate on the GLN, leveraging technology, data and artificial intelligence (“AI”) to manage last mile deliveries, domestic and international shipments, transportation rating and payment, global

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	4

trade research, customs compliance and a variety of regulatory processes. Learn more about Descartes (Nasdaq:DSGX) (TSX:DSG) at www.descartes.com, and connect with us on LinkedIn and X.

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the conflict between Iran, Israel and the US (the "Iran Conflict"), and the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; our assessment of the potential impact of tariffs, sanctions and other actions by individual countries on global trade and our business; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' GLN; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Iran Conflict and the Russia-Ukraine Conflict not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, including AI, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of the impact of current and future

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	5

trade barriers, including tariffs, further protectionist measures and reactive countermeasure or contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed annual and subsequent interim Management's Discussion and Analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	6

Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed eight acquisitions since the beginning of fiscal 2025 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	7

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our audited Consolidated Statements of Operations for FY26 and FY25, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY26	FY25
Net income, as reported on Consolidated Statements of Operations	163.8	143.3
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.9	1.0
Investment income	(8.1)	(11.5)
Income tax expense	53.4	48.3
Depreciation expense	5.9	5.6
Amortization of intangible assets	81.2	69.4
Stock-based compensation and related taxes	22.0	21.1
Other charges	10.4	7.5
Adjusted EBITDA	329.5	284.7

Revenues	729.0	651.0
Net income as % of revenues	22%	22%
Adjusted EBITDA as % of revenues	45%	44%

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	8

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY26, Q3FY26, Q2FY26, Q1FY26, and Q4FY25, which we believe is the most directly comparable GAAP measure.

	Q4FY26	Q3FY26	Q2FY26	Q1FY26	Q4FY25
Net income, as reported on Consolidated Statements of Operations	45.6	43.9	38.0	36.2	37.4
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.2	0.2	0.2
Investment income	(2.6)	(2.0)	(1.5)	(1.9)	(1.9)
Income tax expense	15.8	14.5	11.5	11.7	11.4
Depreciation expense	1.5	1.5	1.5	1.5	1.5
Amortization of intangible assets	20.9	20.7	20.5	19.1	19.4
Stock-based compensation and related taxes	6.2	6.0	4.9	4.9	5.4
Other charges	1.1	0.7	5.1	3.4	1.6
Adjusted EBITDA	88.7	85.5	80.2	75.1	75.0

Revenues	192.8	187.7	179.8	168.7	167.5
Net income as % of revenues	24%	23%	21%	21%	22%
Adjusted EBITDA as % of revenues	46%	46%	45%	45%	45%

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	9

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2026	2025
ASSETS
CURRENT ASSETS
Cash	356,526	236,138
Accounts receivable (net)
Trade	64,771	53,953
Other	26,453	16,931
Prepaid expenses and other	34,317	45,544
	482,067	352,566
OTHER LONG-TERM ASSETS	27,346	24,887
PROPERTY AND EQUIPMENT, NET	13,507	12,481
RIGHT-OF-USE ASSETS	8,173	7,623
DEFERRED INCOME TAXES	6,720	3,802
INTANGIBLE ASSETS, NET	332,069	321,270
GOODWILL	1,025,783	924,755
	1,895,665	1,647,384
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	20,852	20,650
Accrued liabilities	73,881	79,656
Lease obligations	3,471	3,178
Income taxes payable	7,133	9,313
Deferred revenue	117,887	104,230
	223,224	217,027
LEASE OBLIGATIONS	4,892	4,718
DEFERRED REVENUE	1,175	978
INCOME TAXES PAYABLE	6,019	5,531
DEFERRED INCOME TAXES	41,443	34,127
	276,753	262,381

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 86,022,028 at January 31, 2026 (January 31, 2025 – 85,605,969)	590,734	568,339
Additional paid-in capital	509,190	503,133
Accumulated other comprehensive loss	(7,987)	(50,497)
Retained earnings	526,975	364,028
	1,618,912	1,385,003
	1,895,665	1,647,384

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	10

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2026	2025	2024

REVENUES	728,992	651,000	572,931
COST OF REVENUES	167,065	158,574	138,295
GROSS MARGIN	561,927	492,426	434,636
EXPENSES
Sales and marketing	82,570	73,692	68,161
Research and development	105,310	95,497	84,103
General and administrative	72,457	65,248	57,373
Other charges	10,429	7,466	21,649
Amortization of intangible assets	81,183	69,399	60,501
	351,949	311,302	291,787
INCOME FROM OPERATIONS	209,978	181,124	142,849
INTEREST EXPENSE	(967)	(1,004)	(1,363)
INVESTMENT INCOME	8,079	11,513	9,666
INCOME BEFORE INCOME TAXES	217,090	191,633	151,152
INCOME TAX EXPENSE (RECOVERY)
Current	42,252	53,402	41,223
Deferred	11,071	(5,042)	(5,978)
	53,323	48,360	35,245
NET INCOME	163,767	143,273	115,907
EARNINGS PER SHARE
Basic	1.91	1.68	1.36
Diluted	1.87	1.64	1.34
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,871	85,443	85,068
Diluted	87,579	87,323	86,818

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	11

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2026	2025	2024
OPERATING ACTIVITIES
Net income	163,767	143,273	115,907
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,948	5,589	5,474
Amortization of intangible assets	81,183	69,399	60,501
Stock-based compensation expense	20,907	19,962	16,480
Other non-cash operating activities	414	23	114
Deferred tax expense (recovery)	11,071	(5,042)	(5,978)
Changes in operating assets and liabilities	(17,044)	(13,932)	15,182
Cash provided by operating activities	266,246	219,272	207,680
INVESTING ACTIVITIES
Additions to property and equipment	(5,730)	(6,743)	(5,563)
Acquisition of subsidiaries, net of cash acquired	(151,620)	(290,204)	(142,700)
Cash used in investing activities	(157,350)	(296,947)	(148,263)
FINANCING ACTIVITIES
Payment of debt issuance costs	(38)	(53)	(43)
Repurchase of common shares for cash, including purchasing costs	(892)	-	-
Issuance of common shares for cash, net of issuance costs	14,104	12,391	9,272
Payment of withholding taxes on net share settlements	(6,487)	(6,745)	(4,886)
Payment of contingent consideration	(1,671)	(9,223)	(19,084)
Cash provided by (used in) financing activities	5,016	(3,630)	(14,741)
Effect of foreign exchange rate changes on cash	6,476	(3,509)	(109)
Increase (decrease) in cash	120,388	(84,814)	44,567
Cash, beginning of year	236,138	320,952	276,385
Cash, end of year	356,526	236,138	320,952

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	12